Algonquin Power & Utilities Corp. to Add Brett Carter and Christopher Lopez
to the Board of Directors

Enters Into Cooperation Agreement with Starboard

OAKVILLE, ON, April 18, 2024 - Algonquin Power & Utilities Corp. ("Algonquin", “AQN” or the "Company") (TSX: AQN) (NYSE: AQN) today announced that its Board of Directors (the “Board”) intends to add Brett Carter, former Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc., and Christopher Lopez, outgoing Executive Vice President, Chief Financial and Regulatory Officer of Hydro One Limited, to the Board. During the first quarter’s ordinary nominee review process for Algonquin’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”), Masheed Saidi had advised the Board that she does not intend to stand for reelection. In addition, Kenneth Moore, the Chair of the Board, has informed the Board of his intention to retire effective as of the Annual Meeting and he will therefore not stand for reelection. As a result, following the Annual Meeting, Algonquin’s Board will continue to be comprised of nine directors.
In connection with the Board appointments, the Company and Starboard Value LP (together with its affiliates, “Starboard”), which own approximately 9.0% of Algonquin’s outstanding common shares, have entered into a cooperation agreement (the “Agreement”) dated April 18, 2024. Pursuant to the Agreement, Starboard has withdrawn its previously-announced director nominations for election and agreed to support the Company’s nominees for election at the Annual Meeting. In addition, Starboard and the Company have agreed to customary standstill, voting and other provisions related to, among other things, the composition of the Board and committees of the Board, expiring in advance of the Company’s 2025 annual meeting of shareholders. Starboard and the Company have also entered into a non-disclosure agreement for purposes of sharing information and having discussions relating to the pursuit of a sale of the Company’s renewable energy business and the Company’s CEO search.
“We appreciate the opportunity we have had to engage with our shareholders and gather valuable input on Board composition over the past year,” said Mr. Moore. “Both Brett and Chris bring unique perspectives to the Algonquin Board, collectively possessing a wealth of additive expertise in areas such as utility operations, regulatory matters, corporate finance, information technology, and cyber and physical security. We remain committed to refreshing our Board to support the Company’s strategic transformation into a pure play regulated utility to enhance shareholder value.”
Jeff Smith, Chief Executive Officer of Starboard, commented, “Throughout our engagement with Algonquin, we have appreciated the open dialogue with management. Algonquin is a great company with a strong portfolio of businesses and tremendous opportunities for value creation. We believe Brett and Chris bring key experience and insight that will complement the rest of the Board and support the management team’s pursuit of the Company’s strategic objectives. As a significant investor, we look forward to continuing to work constructively with Algonquin.”
Christopher Huskilson, Interim Chief Executive Officer and member of the Algonquin Board, said, “On behalf of Algonquin and the Board, I want to thank Ken and Masheed for their outstanding contributions to our Board over the last 14 and 10 years, respectively. Ken has served our Board with distinction, including as our Chair. Masheed brought a wealth of knowledge in the energy and utility sectors that has added meaningfully to our strategy. Their retirements are well-earned and we wish them all the best. We have enjoyed the constructive relationship with Starboard and look forward to benefitting from the valuable insights and fresh perspectives that these new additions bring to the Board.”
A copy of the Agreement will be filed on SEDAR+ at www.sedarplus.com and on Form 6-K with the United States Securities and Exchange Commission.
J.P. Morgan is serving as financial advisor to Algonquin and Blake, Cassels & Graydon LLP and Weil, Gotshal & Manges LLP are serving as legal counsel. Olshan Frome Wolosky LLP is serving as legal counsel to Starboard.
About Brett C. Carter
Brett C. Carter was the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. from March 2022 to October 2023. Prior to that, Mr. Carter served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer. Mr. Carter also has extensive experience in serving in key operational leadership positions at Bank of America and Duke Energy Company. He serves as a director of Graco Inc., a position held since February 2021. Mr. Carter holds a B.S. in accounting from Clarion University of Pennsylvania and an MBA with a concentration in marketing from the University of Pittsburgh. He also completed the Harvard Business School Advanced Management Program.
About Christopher Lopez
Christopher Lopez has served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited since April 2023. Mr. Lopez joined Hydro One in 2016 and has served as its Chief Financial Officer as well as other key leadership roles. Mr. Lopez also has experience in mergers and acquisitions and clean energy finance from his time served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, in addition to various other senior financial roles since he joined TransAlta in 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in Australia, and he holds a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

About Starboard Value LP
Starboard Value LP is an investment adviser with a focused and differentiated fundamental approach to investing in publicly traded companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, statements regarding additions to the Board and the expected impact thereof, as well as statements regarding expected nominees for election at the Annual Meeting. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2023, each of which is available on SEDAR+ and EDGAR.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E‐mail: InvestorRelations@APUCorp.com
Telephone: (603) 260‐4410
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E‐mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465‐4500